Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of January 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 19, 2006

List of materials

Documents attached hereto:


i) Press release announcing Partial Transfer of Certain Assets Related to Digital SLR cameras


       Partial Transfer of Certain Assets Related to Digital SLR cameras
       -----------------------------------------------------------------

Tokyo (January 19, 2006) -- Since July 2005, Sony Corporation (Sony) and Konica Minolta Photo Imaging, Inc. (Konica Minolta PI) have been working on the joint development of digital single lens reflex (SLR) cameras. Sony, Konica Minolta Holdings, Inc. and Konica Minolta PI are pleased to announce that they have decided to transfer a certain portion of Konica Minolta PI 's assets related to digital SLR cameras to Sony, and at the same time, that Konica Minolta PI will consign its customer service operation for Konica Minolta cameras and related products* to Sony. Agreement to this effect was reached today.

Under this agreement, on March 31 2006, Sony will receive certain assets from Konica Minolta PI that are necessary for the development, design, production and so forth of digital SLR cameras compatible with Konica Minolta PI's "Maxxum/ Dynax lens mount system".** Sony will accelerate development of new digital SLR cameras based on and compatible with the Maxxum/Dynax lens mount system with a view to marketing these models this summer.

On the basis of its ongoing "selection and concentration", Konica Minolta Group will concentrate on its core "business technologies" field and its strategic "optics and display devices" field and withdraw from camera business*** as of March 31, 2006. At the same time, Konica Minolta PI will partially transfer certain assets related to digital SLR cameras to Sony.

From April 1 2006, Konica Minolta PI will consign the customer service operations for Konica Minolta cameras and related products* to Sony, and Sony will implement service operations from that date onward.

* Konica Minolta, Konica and Minolta brand film cameras, digital still cameras, lenses, accessories etc.

** An original lens mount system to connect camera body and lens adopted in Konica Minolta Maxxum/Dynax series SLR cameras

*** Excludes production of digital SLR cameras and interchangeable lenses for Sony